                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                    INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK (PAR VALUE $.001 PER SHARE)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    458865201
                           ---------------------------
                                 (CUSIP Number)

                              Mr. David K. Sherman
                             Cohanzick Capital, L.P.
                           427 Bedford Road, Suite 230
                             Pleasantville, NY 10570
                                 (914) 741-9600
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 9, 2001
                  --------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits, See Rule 240.13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR



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OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE
SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



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
                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 458865201
1     Name of Reporting Person                                  David K. Sherman

      --------------------------------------------------------------------------


2     Check the Appropriate Box if                              (a) [x]
      a Member of a Group                                       (b) [ ]

      --------------------------------------------------------------------------


3     SEC Use Only

      --------------------------------------------------------------------------


4     Source of Funds                                           00

      --------------------------------------------------------------------------


5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [ ]

      --------------------------------------------------------------------------


6     Citizenship or Place of Organization                      U.S.A.

      --------------------------------------------------------------------------


                           7    Sole Voting Power               0 shares

                                ------------------------------------------------



Number of Shares           8    Shared Voting Power             0 shares
Beneficially Owned by           ------------------------------------------------

Reporting Person With
                           9    Sole Dispositive Power          0 shares
                                ------------------------------------------------


                           10   Shared Dispositive Power        0 shares

                                ------------------------------------------------


11    Aggregate Amount Beneficially                             0 shares
      Owned By Each Reporting Person

      --------------------------------------------------------------------------


12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                      [  ]

      --------------------------------------------------------------------------


13    Percent of Class Represented
      Amount in Row (11)                                       0%

      --------------------------------------------------------------------------


14    Type of Reporting Person                                  IN



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
                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 458865201
1     Name of Reporting Person                                 Sunnyside, L.L.C.

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2     Check the Appropriate Box if                              (a) [x]
      a Member of a Group                                       (b) [ ]

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3     SEC Use Only

      --------------------------------------------------------------------------


4     Source of Funds                                           00

      --------------------------------------------------------------------------


5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [ ]

      --------------------------------------------------------------------------


6     Citizenship or Place of Organization                      Delaware

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                           7    Sole Voting Power               0 shares

                                ------------------------------------------------

Number of Shares           8    Shared Voting Power             0 shares
Beneficially Owned by
Reporting Person With           ------------------------------------------------
                           9    Sole Dispositive Power          0 shares

                                ------------------------------------------------

                           10   Shared Dispositive Power        0 shares

                                ------------------------------------------------


11    Aggregate Amount Beneficially                             0 shares
      Owned By Each Reporting Person


      --------------------------------------------------------------------------


12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                      [  ]

      --------------------------------------------------------------------------


13    Percent of Class Represented
      Amount in Row (11)                                       0%

      --------------------------------------------------------------------------


14    Type of Reporting Person                                  CO



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
                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 458865201
1     Name of Reporting Person                           Cohanzick Capital, L.P.

      --------------------------------------------------------------------------


2     Check the Appropriate Box if                              (a) [x]
      a Member of a Group                                       (b) [ ]

      --------------------------------------------------------------------------


3     SEC Use Only

      --------------------------------------------------------------------------


4     Source of Funds                                           00

      --------------------------------------------------------------------------


5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [ ]

      --------------------------------------------------------------------------


6     Citizenship or Place of Organization                      Delaware

      --------------------------------------------------------------------------


                           7    Sole Voting Power               0 shares

                                ------------------------------------------------

Number of Shares           8    Shared Voting Power             0 shares
Beneficially Owned by
Reporting Person With           ------------------------------------------------

                           9    Sole Dispositive Power          0 shares

                                ------------------------------------------------

                           10   Shared Dispositive Power        0 shares

                                ------------------------------------------------

11    Aggregate Amount Beneficially                             0 shares
      Owned By Each Reporting Person


      --------------------------------------------------------------------------


12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                      [  ]

      --------------------------------------------------------------------------


13    Percent of Class Represented
      Amount in Row (11)                                       0%

      --------------------------------------------------------------------------


14    Type of Reporting Person                                  PN




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
                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 458865201
1     Name of Reporting Person                          Cohanzick Partners, L.P.

      --------------------------------------------------------------------------


2     Check the Appropriate Box if                              (a) [x]
      a Member of a Group                                       (b) [ ]

      --------------------------------------------------------------------------


3     SEC Use Only

      --------------------------------------------------------------------------


4     Source of Funds                                           00

      --------------------------------------------------------------------------


5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [ ]

      --------------------------------------------------------------------------


6     Citizenship or Place of Organization                      Delaware

      --------------------------------------------------------------------------


                           7    Sole Voting Power               0 shares

                                ------------------------------------------------

Number of Shares           8    Shared Voting Power             0 shares
Beneficially Owned by
Reporting Person With           ------------------------------------------------
                           9    Sole Dispositive Power          0 shares

                                ------------------------------------------------

                           10   Shared Dispositive Power        0 shares

                                ------------------------------------------------


11    Aggregate Amount Beneficially                             0 shares
      Owned By Each Reporting Person


      --------------------------------------------------------------------------


12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                      [ ]

      --------------------------------------------------------------------------


13    Percent of Class Represented
      Amount in Row (11)                                       0%

      --------------------------------------------------------------------------


14    Type of Reporting Person                                  PN




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
                         Amendment No.3 to Schedule 13D
                         ------------------------------


Item 1.    Security and Issuer.
           --------------------

           Item 1 is hereby amended and restated as follows:

           The Schedule 13D initially filed on October 8, 1999 and the subsequent amendments thereto filed on March 30, 2000 and September 12, 2000 (the "Schedule 13D") filed by Cohanzick Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Cohanzick Partners"); Cohanzick Capital, L.P., a limited partnership organized under the laws of the State of Delaware ("Cohanzick Capital"); Sunnyside, L.L.C., a limited liability company organized under the laws of the State of Delaware ("Sunnyside"); and David K. Sherman ("Mr. Sherman") relating to the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc. (the "Company") is hereby amended by this Amendment No. 3 to the Schedule 13D to furnish the following information.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 is hereby amended and restated as follows:

           (a) Based upon an aggregate of 2,190,198 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 16, 2001, as of the close of business on May 9, 2001:

                  (i) Cohanzick Partners beneficially owns no shares of Common Stock.

                  (ii) Cohanzick Capital owns directly (and beneficially) no shares of Common Stock.

                  (iii) Sunnyside owns directly (and beneficially) no shares of Common Stock; and

                  (iv) Mr. Sherman owns directly (and beneficially) no shares of Common Stock.

           (b) Cohanzick Partners has the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Cohanzick Capital, its general partner, Sunnyside and ultimately Mr. Sherman, as managing member of Sunnyside. Therefore, each of the Reporting Persons shares the power and does not have sole power to dispose of and to vote the shares of Common Stock beneficially owned by it and the other Reporting Persons.

           (c) Listed below are transactions with the respect to the Reporting Persons. Since the time of the most recent filing of the Schedule 13D, only Cohanzick Partners effected the transactions in the shares of the Common Stock listed below. With the exception of the transaction effected on May 9, 2001 as set forth below in this Item 5 and described below in Item

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6, all transactions in the shares of the Common Stock were effected in open market transactions with brokers, as follows:

      Date            Action          Number of Shares          Price per Share
      ----            ------          ----------------          ---------------

      1/21/01         Sold                  5,000                0.937
      2/9/01          Sold                  1,000                1.005
      2/13/01         Sold                  5,000                0.837
      2/16/01         Sold                  1,000                1.000
      5/9/01          Sold                  168,700              0.885

           (d)  Not applicable.

           (e) On May 9, 2001, the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 is hereby amended to add the following:

           On May 8, 2001, Cohanzick Partners and the Company entered into an oral arrangement pursuant to which Cohanzick Partners agreed to sell 168,700 shares of Common Stock to the Company at a purchase price of 0.885 per share. Pursuant to this arrangement, the parties effected the sale on May 9, 2001 through the Depository Trust Company.


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
                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 14, 2001


Cohanzick Partners, L.P.


By: /s/ David K. Sherman
    -------------------------
      Cohanzick Capital, L.P.,
      its sole General Partner


By: /s/ David K. Sherman
    -------------------------
      Sunnyside, L.L.C.,
      its sole General Partner


By: /s/ David K. Sherman
    -------------------------
      David K. Sherman,
      Managing Member


David K. Sherman


 /s/ David K. Sherman
 -------------------------




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